CARL N. DUNCAN, ESQ.
                                 ATTORNEY AT LAW
                          cduncan.counselor@verizon.net
                          -----------------------------
                              atty.cnd@verizon.net
                              --------------------
                               bmi.cnd@verizon.net
                               -------------------
5718 Tanglewood Drive
Bethesda, Maryland 20817                                          (301) 263-0200

(Fax) (301) 263-0300
                                  August 1, 2005

VIA MESSENGER AND EDGAR
-----------------------

Michael Fay, Branch Chief
Johanna Losert, Staff Attorney
Douglas Jones, Staff Accountant
Division of Corporation Finance
U. S. Securities & Exchange Commission
Washington, D. C. 20549


Re:   YTB International, Inc. and its predecessor REZconnect Technologies, Inc..
     (the "Company") Multiple Filings as Outlined Below
                     -----------------------------------

Dear Mr. Fay, Mr. Jones and Ms. Losert:

YTBL and I are in receipt of your July 19, 2005 comment letter (the "July letter") relating to the several filings--namely, a Form SB-2/A (originally filed as a Form S-3), a Schedule 14-C/A Preliminary Information Statement, a Form 10-KSB/A, a Form 10-QSB/A and a Form 8-K/A--recently made by the Company as currently constituted or its predecessor. In response to the staff's letter relating to these filings, I hereby submit this response on behalf of the Company to the staff's comments together with the Pre-Effective Amendment No. 3 to the Form SB-2, a Form10-KSB Amendment No. 4 and Amendment No. 4 to the
Schedule 14-C Preliminary Information Statement. In addition to the marked EDGAR filings of marked and unmarked versions of these filings, we are sending by messenger (to facilitate your review) three Word copies of the affected pages, respectively clean and marked to reflect cumulative proposed changes since the respective last prior filing was made.


PART I: Form SB-2 (originally filed as Form S-3) Registration Statement, File No. 333-122936 and [two] times amended: See Pre-Effective Amendment No. 3 to the Form SB-2 being filed concurrently

Comment No. 1
-------------
Through a miscommunication with our EDGAR filer, the financial statements included in the Form8-K/A filed June 20, 2005 were inadvertently omitted and are now attached.

PART II: Preliminary Information Statement, filed January 24, revised February 25 and June 20, 2005: See Amendment No. 4 to Schedule 14-C Information Statement being filed concurrently

Comment No. 2
-------------
Through a miscommunication with our EDGAR filer, the financial statements included in the Form 10-K/A filed June 20, 2005 were inadvertently omitted and are now attached.

PART III: Form 10-KSB for year ended 12-31-04, filed February 23 and [three] times amended February 25, 2005: See Pre-Effective Amendment No. 4 to the Form 10-KSB being filed concurrently

Comment No. 3
-------------
At this late hour in this attenuated review process, the staff has raised the question of whether this mlm program variation is, in fact, an offering of an investment contract/security as defined in Section 2(1) of the Securities Act of

1933 (the '33 Act'). While the undersigned is a 30+ year securities practitioner qualified to issue such Section 2(1) opinion, YTBL and I thought it even more persuasive to have this opinion issued by YTB's mlm attorney, Thayer C.
Lindauer, Esq. As reflected in the attached resume, Mr. Lindauer has an impressive background in this area, and who has represented YTB for more than 4 1/2 years as well as crafting the structure you question. In that context, see the attached Section 2(1) opinion of Mr. Lindauer.

Preliminarily, please note that the undersigned corporate and securities counsel concurs with Mr. Lindauer's opinion and trust the staff will defer, properly, to the definitive analysis and conclusion presented. Let me add these additional insights to complement such opinion:
     A.   Noting  his  stature,  experience  and  experience,  the  mlm  program developed by YTB was carefully crafted by YTB and Mr. Lindauer to avoid the investment contract conclusion.
     B. Whether one invokes the Howey test, the Turner test, vertical vs. horizontal commonality theories or even the regrettable differences in standards in particular circuits, we submit that the YTB/YTBL mlm program passes muster.
     C. We would note that no one has ever questioned the Section 2(1) applicability since the program was instituted in 2001.
     D. In this case the underlying business activity is the booking of travel, typically electronically/online and not manually.
     E. While hardly disposative, there are at least 14 publicly reporting and trading companies which employ mlm marketing essentially comparable to those employed by YTB/YTBL. More importantly, the securities principles employed are basically identical (except in some of the details) so if YTBL were to have a problem, the entire "mlm industry" would (and, for that matter, so would Tupperware, Pre-Paid Legal, the Primererica Division of Citicorp and other unexpected companies, including most cell phone companies (including MCI and Sprint), that employ mlm marketing!).
     F. While Mr. Thayer's opinion could be lengthened to reflect the more traditional issue/facts/law/conclusion presentation to give it "heft," the conclusion is really quite straight forward and is, accurately and succinctly, so presented.
     G.   Put most simply,  here is the  tautology:
          1. A prospective business opportunity participant has a choice as to whether to become an IMR, an RTA or both, without a tying the two and without a payment as to the former!
          2. Clearly the RTA in running its travel agency business can make a profit on same only on the basis of his own hard work and diligence, including have a product or service (in this case, travel bookings) and making that service available to the public. While perhaps less obvious to the staff, that is also true as to the IMR/Rep opportunity. While one could belabor the point, to be successful, the IMR must promote the website to a client base of family and friends or other business associates; market the site to consumer by ads, cold calls or the like; promote the domain name to introduce prospective clients; take calls and respond to questions; collect email addresses; critique daily, monthly and commission reports as to travel and/or IMR business activities; and be available for phone or in person bookings, including taking associated credit card info if transactions are not done online. Categorically, these are functions that the IMR can only can do for themselves and, if they are to make money, it is only through persistent marketing, personal relationships and building associated networks and/or other promotion activities ).
          3. Once he has made the IMR, RTA and/or IMR/RTA choice, the participant has one or two distinct business opportunities, acknowledging that the system facilitates both, no one is required to pay money or other things of value to become an IMR and the participant's success is a direct function of their own individual efforts .
          4. Hence, there is a business opportunity but not an investment contract or security as defined or with the intent of Section 2(1) of the '33 Act.

I trust this overview and the opinion attached are fully responsive to the query. Nonetheless, should you have any further questions, please let Mr. Lindauer or me know as soon as possible so YTBL can proceed apace with its business model and business plan.

Comment No. 4
-------------
The title page to the 14-C has been  amended to reflect  that this is P.E. No. 4
and  footnotes  that  the  prior  June  20  filing   erroneously   reflected  as
Pre-Effective Amendment No 2..

Comment No. 5
-------------
The description of the purpose of the filing has been expanded to reflect the purpose of the amended filing, including Sarbanes-Oxley-mandated Certifications inadvertently omitted from the prior Amendment No. 3. .

Comment No. 6
-------------
The requested disclosures expanding our response to prior Comment 6--to the staff's May 6, 2005 Comment Letter (the "May letter")--re Taurus Sys, Inc. and MyCity.com, has been expanded, including duration of the associated license agreements.

Comment No. 7
-------------
The disclosures explaining the nature of Technologies' franchise agreements, including how these franchise agreements relate to YTBL's business operations, have been expanded as requested.

Comment No. 8
-------------
The requested additional disclosures regarding the license agreement with Genesis Systems, including duration, has been added. [Also, as requested, the associated license agreement is now attached as an exhibit.]

Comment No. 9
-------------
While we believe that certain of the following agreements are not material--at least no longer--but in view of the staff's continuing inquiry and in the abundance of caution, we have added the following as exhibits:

1. Genesis Web Hosting Agreement
2. YTB[L] Franchise Agreement
3. YTB[L] Area franchise Agreement (otherwise known as the Master Franchise Agreement
4. Taurus TeleSys Inc. Software License Agreement
5. MyCity.com, Inc..-411 Web Directory, Inc. Licensing Agreement

Comment No. 10
--------------
The revised language has been incorporated into the forward looking statement.

Comment No. 11
--------------
The language regarding minimum price and removal of the qualifier have been effected as requested .

Comment No. 12
--------------
Paragraph   (a)  of   "Controls   and   Procedures"   reflects   the   necessary
characterization as "effective."

Comment No. 13
--------------
The dual dates of the auditors' reports on the financial statements of REZconnect Technologies, Inc. included in Form 10-KSB for the years ended December 31, 2004 and 2003, and of YTB included in Form 8-K, as amended on June 20, 2005, have been modified to reflect a single report date of May 31, 2005 on each such financial statement.

Comment No. 14
--------------
This is an accounting comment that raises possible inconsistent treatment as between Section II.C of our June 20, 2005 Supplemental Analysis Letter and the "Marketing Compensation Plan" summary of Significant Accounting Policies note 2 on page F-13 and associated allocation of aggregate $349.95 Sign-Up Fee. Based on last Thursday's conversation (July 21) between Michael Brent (CEO of YTBL), the staff's Doug Jones and myself, the question is based on a confusion and related to why the entire $349.95 deferred revenue sign-up fee was expensed (not just the $50 perceived erroneously by the staff as being the only associated direct expense).

Preliminarily, please note that our June 20, 2005 Supplemental Analysis Letter very clearly indicated that YTBL had expensed the correlative $349.95 Sign-Up Fee. Very simply, the direct costs acquiring an IMR are not less than the $349.95 revenue charge, both amortized over the 36 month allocation period previously described and justified to the staff. In that context, the direct expenses are the following and, in turn, the excel spreadsheet following contains the commission payouts on the $349.95 by week for the last 15 weeks.

$50      to the Rep who sells the RTA an online travel agency (Direct sale
         Commission)
$25      to the Rep's sponsor (50% Commission Match)

$50      to the Rep's PowerTeam Leader ($50 PowerTeam Commission)
$25      to the PowerTeam Leader's sponsor (50% Commission Match)

$30      to the 1st Generation PowerTeam Leader (DreamTeam Commission)
$15      to the 1st Generation PowerTeam Leader's sponsor (50% Commission Match)

$20      to the 2nd Generation PowerTeam Leader (DreamTeam Commission)
$10      to the 2nd Generation PowerTeam Leader's sponsor (50% Commission Match)

$10      to the 3rd Generation PowerTeam Leader (DreamTeam Commission)
$5       to the 3rd Generation PowerTeam Leader's sponsor (50% Commission Match)

$5       to the 4th Generation PowerTeam Leader (DreamTeam Commission)
$2.50    to the 4th Generation PowerTeam Leader's sponsor (50% Commission Match)

$5       to the 5th Generation PowerTeam Leader (DreamTeam Commission)
$2.50    to the 5th Generation PowerTeam Leader's sponsor (50% Commission Match)

$5       to the 6th Generation PowerTeam Leader (DreamTeam Commission)
$2.50    to the 6th Generation PowerTeam Leader's sponsor (50% Commission Match)

$166.67 One  sixth of the  $1,000  LeaderShip  Bonus  for 6  active  PowerTeam
-------
        enrolled RTAs. (While not everyone qualifies--by having 4 personally sold active on-line travel agencies--to receive the foregoing commissions on six generations of PowerTeams.)

$429.17
=======
Hence, $429.17 is the maximum payout possible if everyone is qualified to receive compensation while the average payout for the last 15 weeks has averaged $388.34. This is well in excess of the $349.95 Sign-Up Fee, not the 94% pay-out Mr. Brent had previously understood was the direct cost of acquisition of an IMR/Rep. For details, see below, noting the last column re "% Payout," none less that 100% ($349.95).

                           Actual Payout For the Last 15 weeks
         Week       Sales          Revenue       Commission      Payout        % Payout
         ----       -----          @349.95           Payout    per sale
                                   -------           ------    --- ----
       21-Jul         633       221,518.35       245,472.50      387.79         110.81%
       14-Jul         621       217,318.95       238,368.50      383.85         109.69%
        7-Jul         402       140,679.90       150,661.50      374.78         107.10%
       30-Jun         549       192,122.55       223,591.00      407.27         116.38%
       23-Jun         554       193,872.30       211,845.00      382.39         109.27%
       16-Jun         508       177,774.60       195,845.00      385.52         110.16%
        9-Jun         482       168,675.90       179,416.50      372.23         106.37%
        2-Jun         420       146,979.00       170,783.00      406.63         116.20%
       26-May         490       171,475.50       187,714.50      383.09         109.47%
       19-May         520       181,974.00       210,162.50      404.16         115.49%
       12-May         462       161,676.90       177,242.50      383.64         109.63%
        5-May         475       166,226.25       183,501.50      386.32         110.39%
       28-Apr         436       152,578.20       172,944.00      396.66         113.35%
       21-Apr         488       170,775.60       187,031.50      383.26         109.52%
       14-Apr         466       163,076.70       180,327.00      386.97         110.58%
       Totals        7506     2,626,724.70     2,914,906.50      388.34         110.97%


The consequence is that, in effect, YTBL is paying for IMR/Rep business out of lagging RTA revenue ($50 monthly) received in subsequent periods. Nonetheless, YTBL has chosen to amortize only that amount that would offset the $349.95 in deferred revenue even though, as can be seen from the table above, those direct costs in the aggregate exceed the $349.95 Sign-Up Fee.

For the foregoing reasons, the deferred direct costs and related deferred revenue are presented in the financial statements as follows:

1. Deferred direct costs - reflected in the balance sheet as: (a) "Current portion of prepaid commissions" in the "Current Assets" section, and (b) "Prepaid Commissions, less current portion" in the "Other Assets" section. The current portion represents those commissions that were prepaid up to 12 months in advance, while the "other" (i.e. non-current) portion represents prepayments in excess of 12 months.

2. Deferred revenue - reflected in the balance sheet as: (a) "Current portion of deferred revenue" in the "Current Liabilities" section, The current portion represents revenue received up to 12 months in advance of becoming earned (based upon the 36-month deferral period), while the "other" (i.e. non-current) portion represents advance receipts in excess of 12 months.

The bottom line is this: the reductions of the recognized RTA sales revenue and related commission expense in the year ended December 31, 2004 and the nine months ended September 30, 2004, after adjusting for the 36-month deferral period, are as follows:

Recognized:                      2004                       2003
-----------                      ----                       ----
RTA sales revenue                $(1,578,227)               $(714,621)
Commission expense               $(1,867,622)               $(669,069)

Comment No. 15
--------------
A value of $1.5 million was allocated to RTA sales agreements based upon calculations to determine the operating profit (i.e. the profit before general and administrative expenses) that would be generated by the 8,400 RTAs existing at the date of purchase, factoring in the average historical turnover rate. (It has previously been established that each of the original 8,400 RTA sales agreements has an estimated useful life of thirty-six months. Such was determined by applying an average turnover rate of 7%).

The operating profit is calculated at $25.00 per site. This per-site profit is determined by subtracting fixed costs of $25.00 that are associated with the up-front fee of $50.00. The $25.00 of fixed per-site costs are detailed as follows:

          (a) $14.50 for incentive bonuses
          (b) $ 5.00 for site hosting fees
          (c) $ 4.00 for volume incentives
          (d) $ 1.50 for credit card merchant fees.

It has therefore been calculated that the operating profit is $25.00 per site (i.e., $50.00 up-front fee less $25.00 of fixed costs per site).

It had further been estimated, based upon internal operating budget calculations, that the operational "break-even" point would be attained upon the reaching of approximately 12,000 sites. (Such was estimated to occur in August 2005.)

Therefore, based upon an estimated turnover rate of 7%, an estimated useful sales agreement life of 36 months, an estimated per-site operational profit of $25.00, and a break-even point of 12,000 sites estimated to occur in August 2005, calculations reflect that the original 8,400 sites acquired on the date of purchase will generate an operating profit of approximately $1.5 million after 36 months from the date of purchase.

Furthermore, such value was not impacted by the customer lists owned by the RTAs since such lists are not assets of the acquiring entity.

The types of revenue earned that are associated with these customers are commissions only; that is, commissions on travel sales, through REZconnect's facilities, with only 20% of such commissions paid to YTB as their revenue, which is an insignificant amount. The remaining 80% is accounted for as follows:
70% is paid to the RTAs and 10% is retained by REZconnect.

PART IV: Form 10-QSB/A for the Period Ended March 31, 2005, As Filed May 23 and Amended June 20, 2005: See Amendment No 2 to the Form 10-SB .

Comment No. 16
--------------
The dual reporting dates of the consolidated financial statements and supplementary information of YTB International, Inc. and subsidiaries for the three months ended March 31, 2005 and 2004 have been changed to reflect a single report date of June 6, 2005.

Comment No. 17
--------------
A reclassification adjustment was made to the consolidated "Additional Paid-in Capital" and "Accumulated Deficit" account balances on January 1, 2005 to adjust for the post-merger and post-reincorporation of the former REZconnect Technologies, Inc. ("REZT") to the current YTB International, Inc. The adjustment was made to properly reflect in the consolidated "Accumulated
Deficit" component of Equity, the accumulated deficit balance of YourTravelBiz.com, Inc. as of December 31, 2004 that succeeded to the former REZT upon the merger of those two entities in December 2004. Such adjustment was a balance sheet reclassification only, there being no effect on the net income or loss in either 2004 or 2005. As such, the accumulated deficit balances of the parent company and all subsidiaries at March 31, 2005 are correct on a consolidated basis. See Footnote 13 to the Financial Statements.
                     --------------------------------------------
PART V: Form 8-K Financial Statements of years ended 12-31-03 and 12-31-02 and nine months ended 9-30-04: See June 20, 2005 filing. No Comments Outstanding.

                         ------------------------------





 ------------------------------------------------------------------------------

         To facilitate your review, we are sending, via messenger, as indicated above, three copies of clean and marked versions of the pages affected by the staff's comments. Upon completion of your review, we trust you can advise us that all comments will have been satisfied and the Company's Registration Statement can be declared effective at a mutually convenient time. We welcome your advice that we can file a Rule 461 Request for Acceleration to coordinate such date of effectiveness. Thank you for your assistance and prompt review of these materials.

                                                     Very truly yours,

                                                     /s/ Carl N. Duncan

                                                     Carl N. Duncan

Enclosures

cc:      Michael Y. Brent
         Rich Costa
         Ted Lindauer
         Andy Cauthen
         John Clagg